UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 15, 2006 (June 15, 2006)

Commission File Number	Exact name of registrant as specified in its charter	IRS Employer Identification No.
1-12869	CONSTELLATION ENERGY GROUP, INC.	52-1964611

MARYLAND
(State of Incorporation of both registrants)

750 E. PRATT STREET, BALTIMORE, MARYLAND	21202
(Address of principal executive offices)	(Zip Code)

410-783-2800
(Registrants’ telephone number, including area code)

NOT APPLICABLE

 (Former name, former addressand former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. Other Events

Constellation Energy Group, Inc. and FPL Group, Inc. plan to file a joint proxy statement relating to their pending merger in the coming weeks.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION. The statement regarding our intent to file a proxy statement is considered a forward-looking statement within the meaning of the Securities Exchange Act of 1934. This statement is not a guarantee of future performance and is subject to risks, uncertainties, and other important factors that could cause actual performance or achievements to be materially different from those we project. For a full discussion of risks, uncertainties, and other important factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our Form 10-K under the forward-looking statements and risk factors sections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It.  Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction.  Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction.  Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005.  Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005.  Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005.  More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC.
(Registrant)

Date:	June 15, 2006	/s/ Charles A. Berardesco

Charles A. Berardesco
Associate General Counsel, Chief Compliance Officer and Corporate Secretary